UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Name of Issuer)

Series B Shares, without nominal (par) value

(Title of Class of Securities)

Series B Shares: 833635105

(CUSIP Number)

George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Telephone: (212) 848-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 833635105	SCHEDULE 13D	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sociedad de Inversiones Pampa Calichera S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK, AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,341,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.25%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 833635105	SCHEDULE 13D	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sociedad de Inversiones Oro Blanco S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,341,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.25%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 833635105	SCHEDULE 13D	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norte Grande S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,341,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.25%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 833635105	SCHEDULE 13D	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inversiones SQYA Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,341,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.25%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 833635105	SCHEDULE 13D	Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inversiones SQ Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,341,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.25%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 833635105	SCHEDULE 13D	Page 7 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) S.Q. Grand Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,341,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.25%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 833635105	SCHEDULE 13D	Page 8 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pacific Atlantic International Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,341,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.25%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 833635105	SCHEDULE 13D	Page 9 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Pacific Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,341,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.25%
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 833635105	SCHEDULE 13D	Page 10 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julio Ponce Lerou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,341,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.25%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 7 amends the Statement on Schedule 13D originally filed on February 15, 2005, as amended by Amendment No. 1, filed on August 3, 2006,  as amended and restated by Amendment No. 2, filed on February 2, 2007, as amended and restated by Amendment No. 3, filed on September 7, 2007, as amended and restated by Amendment No. 4, filed on November 29, 2007, as amended and restated by Amendment No. 5, filed on June 7, 2017, as amended and restated by Amendment No. 6, filed on May 9, 2018 (as so amended and restated, this “Statement”) and relates to the Series B common shares, without nominal value (“Series B Shares”), of Sociedad Quimica y Minera de Chile S.A., a company organized under the laws of Chile (“SQM” or the “Company”).  The principal executive offices of SQM are located at El Trovador 4285, piso 6, Las Condes, Santiago, Chile.

The following amendments to Items 2, 3, 4, 5, and 6 of the Statement are hereby made:

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended by adding the following two sentences to the end of the eighth paragraph of Item 2 under the sub-section “Mr. Ponce Lerou”:

On May 24, 2018, the Chilean Constitutional Court sided with Mr. Ponce Lerou and decided that the legislative justifications underpinning the amount of the penalties applied by the SVS against Mr. Ponce Lerou for alleged infringements of the Chilean Corporations Act and the Chilean Securities Act were contrary to the Constitution of the Republic of Chile and therefore inapplicable. The effect of such a ruling would be to likely reduce Mr. Ponce Lerou’s applicable fine from the SVS.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by adding the following paragraph to the end of Item 3:

On May 31, 2018 and June 1, 2018, Pampa purchased on the Chilean Stock Exchange 698,002 and 10,250 Series B Shares, respectively, for an aggregate purchase price of Ch$22,832,220,295 and Ch$330,996,880, respectively.  Pampa’s source of funds for these purchases was financing provided by the brokers involved in the transactions.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following after the eighth paragraph of Item 4:

The open market purchases on May 31, 2018 and June 1, 2018 by Pampa of Series B Shares were for investment purposes.

Item 5	Interest in Securities of the Issuer

Item 5, sections (a) and (b) of the Statement are hereby amended by replacing “11,632,797 Series B Shares” with “12,341,049 Series B Shares” and “9.66% of Series B Shares with “10.25% Series B Shares”.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6, section (a) of the Statement is hereby amended and supplemented by the adding the following text immediately after the fifth paragraph of Item 6, section (a):

On June 4, 2018, the Kowa Shareholders delivered written notice to the Cascadas Shareholders and the PCS Shareholders of the termination of the Letter Agreement under section 8 thereof, such termination to be effective thirty (30) days from the date thereof.

Item 6, section (b) of the Statement is hereby amended by replacing “15,556,362” with “11,123,591” in the fourth paragraph of such section.

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 7 is true, complete and correct.

Dated: June 21, 2018

Sociedad de Inversiones Pampa Calichera S.A.			Sociedad de Inversiones Oro Blanco S.A.

By:	/s/ Ricardo Moreno Moreno		By:	/s/ Ricardo Moreno Moreno
	Name:	Ricardo Moreno Moreno		Name:	Ricardo Moreno Moreno
	Title:	General Manager		Title:	General Manager

Norte Grande S.A.			Inversiones SQYA Limitada

By:	/s/ Ricardo Moreno Moreno		By:	/s/ Aldo Motta Camp
	Name:	Ricardo Moreno Moreno		Name:	Aldo Motta Camp
	Title:	General Manager		Title:	Legal Representative

Inversiones SQ Limitada			S.Q. Grand Corp.

By:	/s/ Aldo Motta Camp		By:	/s/ Felipe García-Huidobro
	Name:	Aldo Motta Camp		Name:	Felipe García-Huidobro
	Title:	Legal Representative		Title:	Officer

Pacific Atlantic International Holding Corporation			The Pacific Trust

By:	/s/ Felipe García-Huidobro		By:	/s/ Luis R. López Alfaro
	Name: Title:	Felipe García-Huidobro Officer		Name:	Luis R. López Alfaro, on behalf of Alfaro, Ferrer & Ramirez (BVI) Limited
				Title:	Director

Mr. Julio Ponce Lerou

By:	/s/ Julio Ponce Lerou
	Name:	Julio Ponce Lerou
Title: